QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	1998	1999	2000	2001	2002	Nine Months Ended September 30, 2003
	(in thousands)
Loss from continuing operations	$(10,604)	$(12,366)	$(25,360)	$(23,805)	$(37,030)	$(29,335)
Fixed charges	389	756	1,120	982	1,028	1,270

Earnings (losses) (as defined)	(10,215)	(11,610)	(24,240)	(22,823)	(36,002)	(28,065)

Fixed charges:
Interest expense	$356	$597	$933	$802	$870	$454
Estimated interest within rent expense	33	159	187	180	158	816

Total fixed charges	389	756	1,120	982	1,028	1,270

Deficiency of earnings available to cover fixed charges	$(10,604)	$(12,366)	$(25,360)	$(23,805)	$(37,030)	$(29,335)

Ratio of earnings to fixed charges*	—	—	—	—	—	—

*
Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.

QuickLinks

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES